Exhibit (a)(2)
Amendment No. 2 to the
Agreement and Declaration of Trust of
The Vantagepoint Funds
Article IV, Section 1 of the Agreement and Declaration of Trust of The Vantagepoint Funds is hereby amended by replacing the section in its entirety with the following:
Section 1. Number, Classes and Tenure. The number of Directors shall in no event be less than one nor more than seven unless otherwise specified by resolution approved at a duly constituted meeting of the Board of Directors or by a written instrument signed by a majority of the Directors. Beginning on October 31, 2001, or as soon thereafter as permitted under applicable law, the Board shall be divided into three classes as follows:
1.	Class 1 Directors. There shall be three Class 1 Directors who shall serve an initial term that shall end in October 2004.
2.	Class 2 Directors. There shall be three Class 2 Directors who shall serve an initial term that shall end in October 2006.
3.	Subsequent Terms of Class 1 Directors and Class 2 Directors. Following the expiration of the terms described above, the Class 1 and Class 2 Directors shall serve terms that will end on or around the fifth anniversary of their commencement.
4.	Class 3 Director. There shall be one Class 3 Director who shall be a Director of the ICMA Retirement Corporation (“RC”) and who shall be eligible to serve a 1-year term beginning on October 31, 2001, or as soon thereafter as permitted under applicable law, and shall be eligible for subsequent 1-year terms for as long as he or she shall serve as a Director of RC.
Except in cases in which shareholder election is required, as provided in Article IV, Section 2, immediately below, the Board of Directors may, by action of a majority of the then Directors at a duly constituted meeting, elect Directors and fill vacancies in the Board of Directors. Each Class 1 and Class 2 Director shall serve throughout his or her term or until he or she resigns or is declared bankrupt or incompetent by a court of appropriate jurisdiction, or is removed. The Class 3 Director shall serve throughout his or her term only so long as he or she is a Director of RC or until he or she resigns or is declared bankrupt by a court of appropriate jurisdiction, or is removed.
No Class 1 or Class 2 Director shall serve as such for more than twelve consecutive years from October 31, 2001, and no Director shall serve a term beginning after he or she has attained the age of 72.